Mail Stop 4561

March 24, 2008

Mr. Albert W. Ondis
Chairman and Chief Executive Officer
Astro-Med, Inc.
600 East Greenwich Avenue
West Warwick, RI 02893

> **Re:** **Astro-Med, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended November 3, 2007**
> **Form 8-K filed March 18, 2008**
> **File No. 000-13200**

Dear Mr. Ondis:

We have reviewed your response to our letter dated February 5, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 5, 2008.

Form 10-Q for the Fiscal Quarter Ended November 3, 2007

1.  As previously requested, please provide, in writing, a statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed March 18, 2008

Exhibit 99

2.     Please explain why your disclosure regarding the usefulness of non-GAAP measures refers only to tax adjustments while your reconciliation also contains adjustments for pre-tax items, such as restructuring charges.

3.     We note that you refer to your non-GAAP measures as "pro forma." The information you have presented should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief